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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8-69827 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Financial Advocates Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1601 Cooper Point Rd NW**
(No. and Street)

**Olympia** (City) **WA** (State) **98502** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Gary Campbell** **(360) 866-2345**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

**2727 Paces Ferry Rd SE, Ste 2-1680** (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gary Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Advocates Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NOTARY PUBLIC
STATE OF WASHINGTON
ARAM ELIOT WHEELER
Lic. No. 136897
My Appointment Expires
MAY 21, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL ADVOCATES SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2020
With
Independent Auditor's Report

FINANCIAL ADVOCATES SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020


C O N T E N T S

# RUBIO CPA, PC
### CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Advocates Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5.  In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

February 23, 2021
Atlanta, Georgia

*Rubio CPA, PC*

Rubio CPA, PC

**Financial Advocates Securities, LLC**
**Statement of Financial Condition**
**December 31, 2020**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 15,257 |
| Prepaid expenses | | 505 |
| Other assets | | 683 |
| **Total assets** | $ | 16,445 |

**Liabilites and member's equity**

| | | |
|---|---|---:|
| **Liabilities** | $ | - |
| **Total liabilities** | | - |
| **Member's equity** | | 16,445 |
| **Total liabilities and member's equity** | $ | 16,445 |

See notes to financial statements.

**Financial Advocates Securities, LLC**
**Statement of Operations**
**Year Ended December 31, 2020**

| | |
|---|---:|
| **Revenue** | |
| Income | - |
| **Total Revenue** | - |
| **Expenses** | |
| Professional fees | 11,581 |
| Regulatory expenses | 3,005 |
| Occupancy | 3,600 |
| Employee compensation | 4,740 |
| Other operating expenses | 6,849 |
| **Total Expenses** | 29,775 |
| **Net loss** | $ (29,775) |

See notes to financial statements.

**Financial Advocates Securities, LLC**
**Statement of Changes in Member's Equity**
**Year Ended December 31, 2020**

| | | |
|---|---|---:|
| Balance at December 31, 2019 | $ | 21,974 |
| Contributions from Member - Cash | | 10,000 |
| Contributions of expenses paid by Member | | 14,246 |
| Net loss | | (29,775) |
| Balance at December 31, 2020 | $ | 16,445 |

See notes to financial statements.

**Financial Advocates Securities, LLC**
**Statement of Cash Flows**
**Year Ended December 31, 2020**

**Cash flows from operating activities:**

| | | |
|---|---|---|
| Net loss | $ | (29,775) |
| | | |
| Items which do not affect cash | | |
|     Contribution of expenses paid by Member | | 14,246 |
| | | |
| Adjustments to reconcile net loss to net cash used | | |
|   by operating activities: | | |
| | | |
| Changes in assets and liabilities | | |
| | | |
|   Increase in other assets | | (495) |
|   Decrease in due to related party | | (1,707) |
| | | |
|     Net cash used by operating activities | | (17,731) |

**Cash flows from financing activities:**

| | | |
|---|---|---|
| Contributions from member - Cash | | 10,000 |
| | | |
|     Net cash provided by financing activities | | 10,000 |
| | | |
|     Net increase in cash | | (7,731) |
|     Cash at beginning of year | | 22,988 |
| | | |
|     Cash at end of year | $ | 15,257 |

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing activity:

| | | |
|---|---|---|
| Capital contributions of expenses paid by Member | $ | 14,246 |

See notes to financial statements.

Note 1    **Organization and Summary of Significant Accounting Policies**

**Organization and Business**
Financial Advocates Securities, LLC ('"Company'') is a wholly owned subsidiary of Financial Advocates, Inc. ("Member").  The Company was formed June 10, 2019 under the laws of the state of Washington.   The broker-dealer was originally formed in July 2016 as Delta One, LLC in the state of Delaware.  On December 11, 2017 the name was changed to Valor First LLC.  The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective May 17, 2017.  In May 2019, the Member acquired 100% of Valor First, LLC and changed the name to Financial Advocates Securities, LLC.   The Company is a member of the Financial Industry Regulatory Authority.  The Company intends to act as a municipal securities broker solely engaged in the receipt of commission override payments (529 plans) from other member firms.

**Revenue Recognition**
The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The Company intends to receive from other member firms commission override payments that are earned on sales of 529 plans to customers.  Commission override payments are transaction based and are recognized at the point in time that the override payment is received from other member firms.

**Income Taxes**
The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the sole stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Note 3 **Contingencies**
The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2020.

Note 4 **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $15,257, which was $10,257 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .00 to 1.0.

Note 5 **Related Party Transactions**
Effective December 2019, the Company has an administrative services agreement with its Member. Pursuant to the agreement, the Parent provides office facilities, administrative, human resources and other services. The Company expensed approximately $12,540 during the year ended December 31, 2020 for these services. The liability to parent that accumulated from these expenses was forgiven by the parent.

Financial position and results of operations could differ from the amounts in the financial statements if these transactions did not exist.

Note 6 **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 7 **Economic Risks**
In March 2020, The World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

**Schedule I**

**Financial Advocates Securities, LLC**
**Supplemental Information**
**Pursuant to Rule 17a-5**
**December 31, 2020**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total member's equity qualified for net capital | $ | 16,445 |
| | | |
| Non-allowable assets: | | |
| Other assets and prepaid expenses | | 1,188 |
| | | |
| Total non-allowable assets | | 1,188 |
| | | |
| Net capital before haircuts | | 15,257 |
| | | |
| Less haircuts on securities positions | $ | - |
| | | |
| Net capital | $ | 15,257 |
| | | |
| Aggregate indebtedness | $ | - |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $5,000 or | | |
| 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| | | |
| Excess Net Capital | $ | 10,257 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .00 to 1 |

**Reconciliation of Computation of Net Capital**

There is no significant difference between net capital above and net capital as reported on
Part IIA of Form X-17a-5 as of December 31, 2020.

**FINANCIAL ADVOCATES SECURITIES, LLC**


SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.  The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule l 5c3-3 in reliance upon footnote 74 of SEC Release No. 14- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

# RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Financial Advocates Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Financial Advocates Securities, LLC stated that Financial Advocates Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Financial Advocates Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Advocates Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 23, 2021
Atlanta, GA

*Rubio CPA, PC*

Rubio CPA, PC

FINANCIAL ADVOCATES SECURITIES, LLC

# EXEMPTION REPORT

We, as members of management of Financial Advocates Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule I 5c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive , hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staffs FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted no revenue business activities throughout the year ended December 31, 2020 without exception. The company intends to act as a municipal securities broker that receives commission override payments.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.



Gary Campbell

1/5/21
Date

1601 Cooper Point Road NW, Olympia, WA 98502 360-250-2055 garycampbellgary@outlook.com